Pricing supplement
To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 4-I dated April 5, 2018 JPMorgan Chase Financial Company LLC	Registration Statement Nos. 333-222672 and 333-222672-01 Dated April 6, 2018 Rule 424(b)(2)

Structured Investments	$875,000 Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc. due April 24, 2019 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Registration Statement Update

The prospectus, prospectus supplement, product supplement no.4-I underlying supplement no. 1-I, each dated April 15, 2016, which were referenced in the preliminary pricing supplement dated April 3, 2018 relating to the notes (filed under the registration statement nos. 333-209682 and 333-209682-01), have been superseded by the accompanying prospectus, prospectus supplement, product supplement and underlying supplement, each dated April 5, 2018 and filed under the registration statement nos. 333-222672 and 333-222672-01.

General

●	The notes are designed for investors who seek a Contingent Interest Payment if, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is greater than or equal to 64.00% of the Initial Stock Price, which we refer to as the Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
●	Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates. Contingent Interest Payments should not be viewed as periodic interest payments.
●	If the closing price of one share of the Reference Stock is greater than or equal to the Interest Barrier on any Review Date, investors will receive, in addition to the Contingent Interest Payment with respect to that Review Date, any previously unpaid Contingent Interest Payments for prior Review Dates.
●	The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price. The earliest date on which an automatic call may be initiated, is July 19, 2018.
●	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
●	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Stock:	The Class A common stock of Facebook, Inc., par value $0.000006 per share (Bloomberg Ticker: FB). We refer to Facebook, Inc. as “Facebook.”
Contingent Interest Payments:	If the notes have not been automatically called and (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock on that Review Date or (2) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $25.00 plus any previously unpaid Contingent Interest Payments for any prior Review Dates.
If the Contingent Interest Payment is not paid on any Interest Payment Date, that unpaid Contingent Interest Payment will be paid on a later Interest Payment Date if the closing price of one share of the Reference Stock on the Review Date related to that later Interest Payment Date is greater than or equal to the Interest Barrier. You will not receive any unpaid Contingent Interest Payments if the closing price of one share of the Reference Stock or the Final Stock Price, as applicable, on each subsequent Review Date is less than the Interest Barrier.
Interest Barrier / Trigger Level:	$100.608, which is an amount that represents 64.00% of the Initial Stock Price
Automatic Call:	If, with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date plus (c) any previously unpaid Contingent Interest Payments for any prior Review Dates, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been automatically called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date plus(c) any previously unpaid Contingent Interest Payments for any prior Review Dates.

If the notes have not been automatically called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Stock Return)

If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 36.00% of the principal amount of your notes at maturity and could lose all of the principal amount of your notes at maturity.
Trigger Event:	A Trigger Event occurs if the Final Stock Price (i.e., the arithmetic averaging of the closing prices of one share of the Reference Stock on the Ending Averaging Dates) is less than the Trigger Level.
Stock Return:	(Final Stock Price – Initial Stock Price)
Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the Pricing Date, which was $157.20
Final Stock Price:	The arithmetic average of the closing prices of one share of the Reference Stock on the Ending Averaging Dates
Stock Adjustment Factor:	The Stock Adjustment Factor is referenced in determining the closing price of one share of the Reference Stock and is set initially at 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “The Underlyings —Reference Stocks— Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement for further information.
Pricing Date:	April 6, 2018
Original Issue Date (Settlement Date):	On or about April 11, 2018
Review Dates†:	July 19, 2018, October 18, 2018, January 17, 2019 and April 18, 2019 (final Review Date)
Ending Averaging Dates†:	April 12, 2019, April 15, 2019, April 16, 2019, April 17, 2019 and the final Review Date
Interest Payment Dates†:	July 24, 2018, October 23, 2018, January 23, 2019 and the Maturity Date
Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	April 24, 2019
CUSIP:	48129MLG9
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$875,000	$8,750	$866,250
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $984.80 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 4-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004519/dp87528_424b2-ps4i.pdf
●	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 1

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stock?

If the notes have not been automatically called and, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $25.00 plus any previously unpaid Contingent Interest Payments for any prior Review Dates. If, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the closing price of one share of the Reference Stock or Final Stock Price, as applicable, is less than the Interest Barrier as a “No-Coupon Date.” The following table reflects the Contingent Interest Payment of $25.00 per $1,000 principal amount note and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$100.00
1 No-Coupon Date	$75.00
2 No-Coupon Dates	$50.00
3 No-Coupon Dates	$25.00
4 No-Coupon Dates	$0.00

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. Each hypothetical payment set forth below assumes an Initial Stock Price of $150 and an Interest Barrier and a Trigger Level of $96.00 (equal to 64.00% of the hypothetical Initial Stock Price) and reflects the Contingent Interest Payment of $25.00 per $1,000 principal amount note. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date			Final Review Date
Closing Price of One Share of the Reference Stock	Appreciation / Depreciation of the Reference Stock at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Final Stock Price	Appreciation / Depreciation of the Reference Stock at Final Review Date	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (3)
$270.000	80.00%	$1,025.00	$270.000	80.00%	$1,025.00	N/A
$255.000	70.00%	$1,025.00	$255.000	70.00%	$1,025.00	N/A
$240.000	60.00%	$1,025.00	$240.000	60.00%	$1,025.00	N/A
$225.000	50.00%	$1,025.00	$225.000	50.00%	$1,025.00	N/A
$210.000	40.00%	$1,025.00	$210.000	40.00%	$1,025.00	N/A
$195.000	30.00%	$1,025.00	$195.000	30.00%	$1,025.00	N/A
$187.500	25.00%	$1,025.00	$187.500	25.00%	$1,025.00	N/A
$180.000	20.00%	$1,025.00	$180.000	20.00%	$1,025.00	N/A
$172.500	15.00%	$1,025.00	$172.500	15.00%	$1,025.00	N/A
$165.000	10.00%	$1,025.00	$165.000	10.00%	$1,025.00	N/A
$157.500	5.00%	$1,025.00	$157.500	5.00%	$1,025.00	N/A
$150.000	0.00%	$1,025.00	$150.000	0.00%	$1,025.00	N/A
$142.500	-5.00%	$25.00	$142.500	-5.00%	$1,025.00	N/A
$135.000	-10.00%	$25.00	$135.000	-10.00%	$1,025.00	N/A
$127.500	-15.00%	$25.00	$127.500	-15.00%	$1,025.00	N/A
$120.000	-20.00%	$25.00	$120.000	-20.00%	$1,025.00	N/A
$112.500	-25.00%	$25.00	$112.500	-25.00%	$1,025.00	N/A
$105.000	-30.00%	$25.00	$105.000	-30.00%	$1,025.00	N/A
$96.000	-36.00%	$25.00	$96.000	-36.00%	$1,025.00	N/A
$95.985	-36.01%	N/A	$95.985	-36.01%	N/A	$639.90
$90.000	-40.00%	N/A	$90.000	-40.00%	N/A	$600.00
$75.000	-50.00%	N/A	$75.000	-50.00%	N/A	$500.00
$60.000	-60.00%	N/A	$60.000	-60.00%	N/A	$400.00
$45.000	-70.00%	N/A	$45.000	-70.00%	N/A	$300.00
$30.000	-80.00%	N/A	$30.000	-80.00%	N/A	$200.00
$15.000	-90.00%	N/A	$15.000	-90.00%	N/A	$100.00
$0.000	-100.00%	N/A	$0.000	-100.00%	N/A	$0.00

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 2

(1)	The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.
(2)	You will receive a Contingent Interest Payment in connection with a Review Date if, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Interest Barrier plus any previously unpaid Contingent Interest Payments for any prior Review Dates. The applicable amount shown in the table above does not include any previously unpaid Contingent Interest Payments that may be payable on the applicable Interest Payment Date.
(3)	A Trigger Event occurs if the Final Stock Price (i.e., the arithmetic average of the closing prices of one share of the Reference Stock on the Ending Averaging Dates) is less than the Trigger Level.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: The price of one share of the Reference Stock increases from the Initial Stock Price of $150 to a closing level of $180 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,025.00 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $25.00 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: A Contingent Interest Payment is not paid in connection with the first Review Date but is paid in connection with the second Review Date, the closing price of one share of the Reference Stock is less than the Initial Stock Price of $150 on each of the Review Dates preceding the third Review Date and the price of one share of the Reference Stock increases from the Initial Stock Price of $150 to a closing price of $180 on the third Review Date. The investor receives a payment of $50.00 per $1,000 principal amount note in connection with the second Review Date (reflecting the Contingent Interest Payment for the second Review Date and the unpaid Contingent Interest Payment for the first Review Date), but the notes are not automatically called on any of the Review Dates preceding the third Review Date because the closing price of one share of the Reference Stock is less than the Initial Stock Price on each of the Review Dates preceding the third Review Date. Because the closing price of one share of the Reference Stock on the third Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the third Review Date. In addition, because the closing price of one share of the Reference Stock on the third Review Date is greater than the Initial Stock Price, the notes are automatically called.  Accordingly, the investor receives a payment of $1,025.00 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $25.00 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  As a result, the total amount paid on the notes over the term of the notes is $1,075.00 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the price of one share of the Reference Stock increases from the Initial Stock Price of $150 to a Final Stock Price of $180 — A Trigger Event has not occurred. The investor receives a payment of $25.00 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity and a Trigger Event has not occurred, the investor receives at maturity a payment of $1,025.00 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $25.00 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,100.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, a Contingent Interest Payment is paid in connection with the second Review Date but not paid in connection with the first or third Review Dates and the price of one share of the Reference Stock decreases from the Initial Stock Price of $150 to a Final Stock Price of $96.75 — A Trigger Event has not occurred. The investor receives a payment of $50.00 per $1,000 principal amount note in connection with the second Review Date (reflecting the Contingent Interest Payment for the second Review Date and the unpaid Contingent Interest Payment for the first Review Date). Because the notes are not automatically called prior to maturity and a Trigger Event has not occurred, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a payment of $1,050.00 per $1,000 principal amount note. This payment consists of Contingent Interest Payments of $50.00 per $1,000 principal amount note (reflecting the Contingent Interest Payment for the final Review Date and the unpaid Contingent Interest Payment for the third Review Date) and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,100.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the price of one share of the Reference Stock decreases from the Initial Stock Price of $150 to a Final Stock Price of $60 — A Trigger Event has occurred. The investor receives a payment of $25.00 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Stock Return is -60%, the investor receives at maturity of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 3

The total value of the payments on the notes over the term of the notes is $475.00 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the price of one share of the Reference Stock decreases from the Initial Stock Price of $150 to a Final Stock Price of $45 — A Trigger Event has occurred. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Stock Return is -70%, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

●	CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each Review Date of $25.00 per $1,000 principal amount note. If the notes have not been automatically called and, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date a Contingent Interest Payment for that Review Date plus any previously unpaid Contingent Interest Payments for any prior Review Dates. If, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is less than the Contingent Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. You will not receive any unpaid Contingent Interest Payments if the closing price of one share of the Reference Stock or the Final Stock Price, as applicable, on each subsequent Review Date is less than the Interest Barrier. If the closing price of one share of the Reference Stock or the Final Stock Price, as applicable, on each Review Date is less than the Interest Barrier, you will not receive any Contingent Interest Payments over the term of the notes. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
●	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date plus (c) any previously unpaid Contingent Interest Payments for any prior Review Dates, payable on the applicable Call Settlement Dates. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
●	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been automatically called and a Trigger Event has occurred, you will lose some or all of the principal amount of your notes at maturity.
●	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Facebook. For additional information see “The Reference Stock” in this pricing supplement.
●	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 4

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2019 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement.

●	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of the principal amount of your notes at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, you will lose more than 36.00% of your principal amount at maturity and could lose all of the principal amount of your notes at maturity.
●	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. Contingent Interest Payments should not be viewed as periodic interest payments. If the notes have not been automatically called and if, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is greater than or equal to the Interest Barrier, we will make a Contingent Interest Payment with respect to that Review Date (and will pay you any previously unpaid Contingent Interest Payments for any prior Review Dates). If, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is less than the Contingent Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. You will not receive any unpaid Contingent Interest Payments if the closing price of one share of the Reference Stock or the Final Stock Price, as applicable, on each subsequent Review Date is less than the Interest Barrier. Accordingly, if, (1) with respect to any Review Date (other than the final Review Date), the closing price of one share of the Reference Stock or, (2) with respect to the final Review Date, the Final Stock Price is less than the Interest Barrier, you will not receive any Contingent Interest Payments over the term of the notes.
●	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.'s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
●	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 5

of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

●	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date plus any previously unpaid Contingent Interest Payments for any prior Review Dates.
●	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
●	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION OF THE REFERENCE STOCK — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation of the Reference Stock, which may be significant. You will not participate in any appreciation of the Reference Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
●	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
We and/or our affiliates may also currently or from time to time engage in business with Facebook, including extending loans to, or making equity investments in, Facebook or providing advisory services to Facebook. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Facebook, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
●	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Stock Price is less than the Trigger Level and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation of the Reference Stock.
●	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
●	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR

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A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
●	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.
●	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Reference Stock, including:
●	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
●	customary bid-ask spreads for similarly sized trades;
●	our internal secondary market funding rates for structured debt issuances;
●	the actual and expected volatility of the Reference Stock;
●	the time to maturity of the notes;
●	whether the closing price of one share of the Reference Stock or Final Stock Price, as applicable, has been, or is expected to be, less than the Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;
●	the likelihood of an automatic call being triggered;
●	the dividend rate on the Reference Stock;
●	interest and yield rates in the market generally;
●	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
●	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

●	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK— As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
●	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
●	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
●	VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the closing piece of one share of the Reference Stock or the Initial Stock Price, as applicable, could be below the Interest Barrier on any Review Date or below the Trigger Level on the Final Review Date. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The price of one share of the Reference Stock could fall sharply at any time during the term of the notes, which could result in the loss of one or more, or all, Contingent Interest Payments or a significant loss of principal.
●	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
●	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 7

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Facebook is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Facebook builds products for users, developers and advertisers. The products allow (i) users to stay connected with friends and family as well as share information, (ii) developers to build applications and websites that integrate with Facebook and (iii) advertisers to have access to information users have shared. The Class A common stock of Facebook, par value $0.000006 per share (Bloomberg ticker: FB), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Facebook in the accompanying product supplement. Information provided to or filed with the SEC by Facebook pursuant to the Exchange Act can be located by reference to SEC file number 001-35551, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly historical closing prices of one share of the Reference Stock from January 4, 2013 through April 6, 2018. The closing price of one share of the Reference Stock on April 6, 2018 was $157.20. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

The historical closing prices of one share of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any Ending Averaging Date or any Review Date, including the final Review Date. There can be no assurance that the performance of the Reference Stock will result in the return of any of your principal amount at maturity or the payment of any interest.

Historical Performance of Facebook, Inc. Source: Bloomberg

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling

JPMorgan Structured Investments – Auto Callable Contingent Interest Notes Linked to the Class A Common Stock of Facebook, Inc.	PS - 8

commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the "Insurance Mediation Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the "Prospectus Directive"). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stock?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.

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